AMERICAN GENERAL LIFE INSURANCE COMPANY

BUFFER WITH CAP SECURE RATE STRATEGY ACCOUNT OPTION(S) RIDER

Notwithstanding any provision in the Contract to the contrary, this Rider is a part of the Contract to which it is attached. Should any provision in this Rider conflict with the Contract, the provisions of this Rider will prevail. The manner in which benefits and values are described in the Contract are not modified by this Rider unless indicated herein.

Capitalized terms within this Rider that are not defined in this Rider are defined or otherwise described in the Contract to which this Rider is attached, including any endorsements or other riders attached to such Contract.

TABLE OF CONTENTS

SECTIONS	PAGE(S)
Rider Data Page:	[2]

Rider Definitions:	[3]

Rider Provisions:	[4-5]

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RIDER DATA PAGE

STRATEGY ACCOUNT OPTION(S) (available under this Rider):

Index	Term	Index Value	Initial Cap Secure Rate	Minimum Cap Secure Rate	Buffer Rate
[S&P 500]	[6 Year]	[1,500]	[4.00%]	[1.00%]	[15.0%]

INDEX DISCLAIMER(S):

[S&P 500® Index

The “S&P 500® Index” is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by American General Life Insurance Company (“AGL”). Standard’s & Poor’s®, S&P®, and S&P 500are trademarks of S&P Global, Inc. or its affiliates (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by AGL. Corebridge MarketLock® Annuity is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and none of such parties make any representation regarding the advisability of investing in such product nor do they have any liability for any errors, omissions, or interruptions of the S&P 500® Index.]

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RIDER DEFINITIONS

For purposes of this Rider, the following definitions apply.

BUFFER

The Buffer provides limited protection from a negative Change in Index Value up to the Buffer Rate referenced on the RIDER DATA PAGE. You may incur a loss if negative Index performance exceeds the Buffer Rate applicable to the Strategy Account Option on each Contract Anniversary. Your negative Index performance for that Contract Anniversary will equal the negative Index performance in excess of the Buffer Rate. The Buffer Rate for a Strategy Account Option is guaranteed not to change for the life of the Contract so long as We continue to offer the Strategy Account Option.

CAP SECURE

The Cap Secure limits the amount of interest that may be credited to each Strategy Account Option with a multi-year Term. The Initial Cap Secure Rate applicable to each Strategy Account Option is shown on the RIDER DATA PAGE and is guaranteed for one Term from the Contract Date. We may declare new Cap Secure Rates that will apply to the renewal of each Strategy Account Option after the initial Term. Renewal Cap Secure Rates may be higher or lower than the Initial Cap Secure Rate but will never be lower than the corresponding Minimum Cap Secure Rate shown on the RIDER DATA PAGE.

INDEX CREDIT

The Index Credit is the amount of Index interest credited to a Strategy Account Option(s) on the Term End Date. The Index Credit may be positive, negative, or zero. The Index Credit Rate is a factor used in the calculation of the Index Credit for each Strategy Account Option(s) shown on the RIDER DATA PAGE.

INDEX VALUE

The Index Value is the value of the Index that is published by the Index provider at the close of each Business Day. The Index Value on any day that is not a Business Day is the value of the Index at the end of the previous Business Day. The Index Value(s) as of the Contract Date for all referenced indices are as shown on the RIDER DATA PAGE.

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RIDER PROVISIONS

On each Term End Date, the Index Credit, if any, will be credited to each Strategy Account Option to which You allocate Your Contract Value. The Index Credit is calculated based in part on the Index Value on each Contract Anniversary compared to the Index Value on the prior Contract Anniversary of the same Term. Index Credit will vary from Term to Term and will depend upon the Buffer Rate, Cap Secure Rate, if applicable, and annual changes in the Index Values.

CALCULATION OF COMPOUNDED CHANGE IN INDEX VALUE

We will calculate the Change in Index Value of the Strategy Account Option on each Contract Anniversary during the Term by comparing the Index Value on the Contract Anniversary to the Index Value on the prior Contract Anniversary. The annual Change in Index Value is then adjusted by the Buffer Rate or Cap Secure Rate, if applicable. The Change in Index Value on the Term End Date reflects the compounded annual changes in Index Value adjusted by the Buffer Rate or Cap Secure Rate, if applicable, of the current Term as follows:

Annual Change in Index Value

The annual Change in Index Value on the Contract Anniversary within a Term equals:

(Index Value on Contract Anniversary – Index Value on Prior Contract Anniversary)
Index Value on Prior Contract Anniversary

Adjusted Annual Change in Index Value

If the annual Change in Index Value is positive or zero on the Contract Anniversary, the adjusted annual Change in Index Value for the Contract Year equals the lesser of the Cap Secure Rate or annual Change in Index Value for the Contract Year.

If the annual Change in Index Value is negative on a Contract Anniversary, the adjusted Change in Index Value for the Contract Year equals the lesser of zero or the annual Change in Index Value for the Contract Year plus the Buffer Rate.

On each Contract Anniversary within the Term, including the Term End Date, the compounded Change in Index Value equals the prior compounded Change in Index Value multiplied by (1 + adjusted annual Change in Index Value for the current Contract Year).

The Change in Index Value of the Strategy Account Option will be calculated and adjusted by the Buffer Rate and the Cap Secure Rate, if applicable, each Contract Anniversary, but the Index Credit Rate is not applied until the Term End Date.

CALCULATION OF INDEX CREDIT RATE

On the Term End Date, the Index Credit Rate equals the compounded Change in Index Value minus one (1).

CALCULATION OF INDEX CREDIT

Index Credit on the Term End Date equals the Strategy Base as of the day prior to the Term End Date multiplied by the Index Credit Rate.

CALCULATION OF THE OPTION UNIT VALUE

The Option Unit Value is used to calculate the Interim Value as described in the Contract.

The Option Unit Value of this Rider is equal to (a) – (b) – (c), where:

(a) = At-the-Money Call Option

(b) = Out-of-the-Money Call Option

(c) = Out-of-the-Money Put Option

This calculation is performed for each of the underlying annual terms and then summed together.

The valuation of the options above is based on the Black-Scholes Framework.

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TERMINATION

The Rider will terminate on the earlier of the following:

1.	The date We discontinue all Strategy Account Option(s) under this Rider on a Term End Date; or

2.	The date the Contract terminates.

Signed for the Company to be effective on the Contract Date.

AMERICAN GENERAL LIFE INSURANCE COMPANY

Christopher B. Smith President	Julie Cotton Hearne Secretary

[© Corebridge Financial, Inc. All Rights Reserved.]

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